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Exhibit 11

STATEMENT RE: COMPUTATION OF EARNINGS PER SHARE

NET INCOME (LOSS) PER SHARE

Computation of net income (loss) per share
(in thousands, except per share data)

	Year ended December 31,
	2004	2003	2002
Net income (loss)	$2,746	$(27,129)	$(33,936)

Weighted average shares of common stock outstanding	64,997	55,583	54,641
Weighted average shares of common stock held for former Women.com stockholders not yet tendered	55	187	192
Weighted average shares of common stock held for former Promotions.com stockholders not yet tendered	2	2	8

Adjusted weighted average shares of common stock outstanding used in computing basic net income (loss) per share	65,054	55,772	54,841
Assumed conversion of dilutive options	4,799	—	—

Adjusted weighted average shares of common stock outstanding used in computing diluted net income (loss) per share	69,853	55,772	54,841

Basic and diluted net income (loss) per share	$0.04	$(0.49)	$(0.62)

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STATEMENT RE: COMPUTATION OF EARNINGS PER SHARE